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                           June 29, 2020

       Seah Chia Yee
       Principal Financial Officer
       Leader Hill Corp
       Flat 1204 Block B
       Mei Li Yuan
       Hong Ling Middle Road
       Luohu
       Shenzen 518000 China

                                                        Re: Leader Hill Corp
                                                            Form 10-K/A for
Fiscal Year Ended November 30, 2019
                                                            Filed January 17,
2020
                                                            Form 10-K/A
                                                            Filed January 23,
2020
                                                            File No. 333-223712

       Dear Mr. Yee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K/A for the Year Ended November 30, 2019

       Item 9A. Controls and Procedures, page 14

   1. Please file an amended Form 10-K that includes both assessments of Disclosure Controls and Procedures and
Internal Control over Financial Reporting. You have only included management's assessment
of Internal Control over Financial Reporting in your current document. As a related
matter, please identify the specific version of the Committee of
                                                        Sponsoring
Organizations of the Treadway Commission, as updated standards were issued in 2013. Refer to Items
307 and 308 of Regulation S-K.
 Seah Chia Yee
Leader Hill Corp
June 29, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameSeah Chia Yee                           Sincerely,
Comapany NameLeader Hill Corp
                                                          Division of
Corporation Finance
June 29, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName